Exhibit 99.1

Fortuna reports production of 2.4 million ounces of silver and 15,041 ounces of gold for the first quarter of 2018

Vancouver, April 16, 2018-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report first quarter 2018 production results from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 2.4 million ounces of silver and 15,041 ounces of gold or 3.4 million Ag Eq1 ounces, plus base metal by-products. Fortuna is on schedule to meet annual production guidance of 8.3 million ounces of silver and 48.3 thousand ounces of gold or 11.4 million Ag Eq ounces in 2018 (see Fortuna news release dated January 17, 2018).

First Quarter Production Highlights

▪	Silver production of 2,401,458 ounces; 18 percent increase over Q1 2017
▪	Gold production of 15,041 ounces; 14 percent increase over Q1 2017
▪	Lead production of 7,039,703 pounds; 2 percent decrease over Q1 2017
▪	Zinc production of 11,028,463 pounds; 2 percent increase over Q1 2017
▪	Cash cost[2] for San Jose is US$65.3/t
▪	Cash cost[2] for Caylloma is US$78.7/t

Consolidated Operating Highlights

	First Quarter 2018			First Quarter 2017
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	129,620	258,204		129,369	267,268
Average tpd milled	1,473	3,011		1,470	3,108
Silver[3]
Grade (g/t)	61	284		68	226
Recovery (%)	84.23	92.76		84.73	92.18
Production (oz)	215,545	2,185,913	2,401,458	240,224	1,792,967	2,033,191

Notes:

1. Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 65 to 1

2. Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

3. Metallurgical recovery for silver at Caylloma Mine is calculated based on silver contents in lead concentrate

	First Quarter 2018			First Quarter 2017
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.20	1.94		0.16	1.67
Recovery (%)	19.07	92.34		12.97	91.30
Production (oz)	159	14,882	15,041	84	13,116	13,200
Lead
Grade (%)	2.72			2.76
Recovery (%)	90.55			91.76
Production (lbs)	7,039,703		7,039,703	7,210,706		7,210,706
Zinc
Grade (%)	4.31			4.17
Recovery (%)	89.64			90.86
Production (lbs)	11,028,463		11,028,463	10,816,289		10,816,289

San Jose Mine, Mexico

The San Jose Mine produced 2,185,913 ounces of silver and 14,882 ounces of gold in the first quarter, 19 percent and 22 percent above budget respectively. Average head grades for silver and gold were 284 g/t and 1.94 g/t, 18 percent and 22 percent above budget respectively. Higher silver and gold production was primarily due to a change in the planned mining sequence for the quarter and to higher than expected grades at level 1000.

The Mine’s mining sequence was modified to improve efficiency and productivity taking advantage of the flexibility of having multiple stopes in inventory. Planned stopes with lower grades at levels 1200 and 1000 were rescheduled for production later in the year and replaced with ore from stopes at level 1100, with higher scheduled grades. Mining of scheduled stopes at level 1000 encountered a 30 percent positive grade reconciliation with the long term reserve model used for planning; contributing to an overall increase of 5 percent and 10 percent in silver and gold ounces for the quarter, respectively.

The processing plant treated 3,011 tpd.

Caylloma Mine, Peru

The Caylloma Mine produced 215,545 ounces of silver in the first quarter, 5 percent above budget, at an average silver head grade of 61 g/t, 6 percent above budget. Zinc and lead production were 11,028,463 pounds and 7,039,703 pounds respectively, 3 percent and 10 percent above budget. Average head grades for zinc and lead were 4.31% and 2.72%, 5 percent and 12 percent above budget respectively.

The processing plant treated 1,473 tpd.

Qualified Person

Eric N. Chapman, M.Sc., Vice President of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.